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                            October 25, 2021

       Peter H. Koch
       Chief Executive Officer
       ReoStar Energy Corp.
       87 N. Raymond Ave.
       Suite 200
       Pasadena, California 91103

                                                        Re: ReoStar Energy
Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 4,
2021
                                                            File No. 024-11669

       Dear Mr. Koch:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Financial Statements, page 26

   1. Please revise the offering circular to provide the requisite interim financial statements which Part F/S of Form
1-A requires. We note that you filed the Form 1-A more than
                                                        nine months after the
most recently completed fiscal year end. See paragraphs (b) and (c)
                                                        of Part F/S.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Peter H. Koch
ReoStar Energy Corp.
October 25, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



FirstName LastNamePeter H. Koch                            Sincerely,
Comapany NameReoStar Energy Corp.
                                                           Division of
Corporation Finance
October 25, 2021 Page 2                                    Office of Energy &
Transportation
FirstName LastName